Landstar System, Inc.
13410 Sutton Park Drive, South
Jacksonville, FL 32224
904 398 9400

June 29, 2009

<u>Via Facsimile and U.S. Mail</u>

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attn: Amanda Ravitz, Branch Chief – Legal

      Re: Landstar System, Inc.
              Form 10-K
              Filed: February 25, 2008
              File No. 000-21238

Dear Ms. Ravitz:

      Thank you for your letter dated June 16, 2009. Landstar System, Inc. ("Landstar") appreciates your assistance in complying with the applicable disclosure requirements and enhancing the overall disclosure in its filings. I am writing to confirm that in future filings Landstar will provide the specific performance and other targets, if any, that are used to determine compensation awards for named executive officers. Landstar will also provide the individual Incentive Compensation Plan percentage factor, if any, for each named executive officer.

      Landstar acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in its filings; Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws in the United States.

Sincerely,



James B. Gattoni
Vice President and Chief Financial Officer